As filed with the Securities and Exchange Commission on August 10, 2007

Registration No. 333-145078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

FORM F-7

REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

INTERTAPE POLYMER GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	2670 (Primary Standard Industrial Classification Code Number)	None (I.R.S. Employer Identification Number)

9999 Cavendish Boulevard, Suite 200

Ville St. Laurent, Quebec, Canada H4M 2X5

(514) 731-7591

(Address and telephone number of Registrant’s principal executive offices)

Burgess H. Hildreth

Intertape Polymer Group Inc.

3647 Cortez Road West

Bradenton, Florida  34210

(941) 727-5788
(Name, address and telephone number of agent for service in the United States)

Copies to:

Alfred G. Smith, II Shutts & Bowen LLP 1500 Miami Center 201 South Biscayne Boulevard Miami, Florida 33131 (305) 358-6300

Approximate date of commencement of proposed sale of the securities to the public:

As soon as practicable after this registration statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: o

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

ITEM 1.	HOME JURISDICTION DOCUMENT

      Rights Offering Prospectus.

ITEM 2.	INFORMATION LEGENDS

      See the outside front cover page of the Rights Offering Prospectus.

ITEM 3.	INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      Not applicable.

ITEM 4.	LIST OF DOCUMENTS FILED WITH THE COMMISSION

      The documents filed with the U.S. Securities and Exchange Commission as part of the Registration Statement are listed in the Rights Offering Prospectus under the caption “Documents Filed as Part of the Registration Statement.”

I-1

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.  No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.  Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  For the purpose of the province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record.  Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from Mr. Christopher J. Winn, Secretary, Intertape Polymer Group Inc., 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, Telephone (514) 731-7591 and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

Rights Offering

August 9, 2007

INTERTAPE POLYMER GROUP INC.

Rights to Subscribe for Common Shares

Subscription Price: 1.6 Rights and Cdn.$3.61 or US$3.44 per Common Share

Total Offering:  Cdn.$92,476,781 — US$88,121,919

Intertape Polymer Group Inc. (the “Corporation”) is distributing to the holders of its outstanding common shares of record (the “Shareholders”) at the close of business (Montreal time) on August 23, 2007 (the “Record Date”) transferable rights (the “Rights”) to subscribe for an aggregate of approximately 25,616,837 common shares (the “Shares”) of the Corporation (the “Offering”).  This short form prospectus qualifies for distribution the Rights and the Shares issuable upon exercise of the Rights.

The Rights are evidenced by fully-transferable certificates in registered form (the “Rights Certificates”).  Each Shareholder is entitled to one Right for every common share of the Corporation held on the Record Date.  1.6 Rights entitle the holder thereof to purchase one Share (the “Basic Subscription Right”) at a price of Cdn.$3.61 or, for subscribers resident in the United States, US$3.44 (the “Subscription Price”) prior to 5:00 p.m. (Montreal time) on September 17, 2007 (the “Expiry Time”).  Rights not exercised before the Expiry Time will be void and of no value.  Shareholders who exercise their Rights in full are entitled to subscribe for additional Shares, if available, pursuant to an additional subscription privilege (the “Additional Subscription Privilege”).  See “Details of Rights Offering – Additional Subscription Privilege”.

Price: Cdn.$3.61 or US$3.44 per Share

The currently outstanding common shares of the Corporation are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) under the symbol “ITP”.  On August 8, 2007, the closing price for the common shares of the Corporation was Cdn.$2.52 on the TSX and US$2.44 on the NYSE.  The TSX has conditionally approved the listing of the Rights distributed under this short form prospectus, the Shares issuable upon the exercise of the Rights, and the Standby Shares and Officers’ Standby Shares, as defined below.  The NYSE has conditionally approved the listing of the Shares issuable upon the exercise of the Rights, and the Standby Shares and Officers’ Standby Shares, as defined below.

For common shares held through a securities broker or dealer, bank or trust company or other participant (a “Participant”) in the book-based system administered by CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust & Clearing Corporation (“DTC”), a subscriber may subscribe for Shares by instructing the Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Share subscribed for to such Participant in accordance with the terms of the Offering.  A subscriber wishing to subscribe for additional Shares pursuant to the Additional Subscription Privilege must forward its request to the Participant that holds the subscriber’s Rights prior to the Expiry Time, along with payment for the number of additional Shares requested.  Any excess funds will be returned by mail or credited to the subscriber’s account with its Participant without interest or deduction.  Subscriptions for Shares made through a Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Shares once submitted.  See “Details of Rights Offering – Rights Certificate – Common Shares Held Through CDS or DTC”.

For common shares held in registered form, a Rights Certificate evidencing the number of Rights to which a Shareholder is entitled will be mailed with a copy of this prospectus to each registered Shareholder as of the Record Date.  In order to exercise the Rights represented by the Rights Certificate, a holder of Rights must complete and deliver the Rights Certificate to CIBC Mellon Trust Company (the “Subscription Agent”) in the manner and upon the terms set out in this prospectus.  See “Details of Rights Offering – Rights Certificate – Common Shares Held in Registered Form”.

Rights Certificates will not be distributed to Shareholders whose addresses of record are outside Canada and the United States (collectively, the “Non-Participating Jurisdictions”).  See “Details of Rights Offering — Shareholders in Non-Participating Jurisdictions”.

Under their respective standby purchase agreements dated as of July 30, 2007 (collectively, the “Standby Purchase Agreements”), Letko, Brosseau & Associates Inc. (“Letko, Brosseau”), Brandes Investment Partners, L.P. (“Brandes”) and Wells Capital Management, Inc. (“Wells Capital”) (collectively, the “Standby Purchasers”), each of which is a Shareholder or acts as agent for one or more Shareholders, have agreed, subject to certain terms and conditions, to: (i) exercise Basic Subscription Rights and thereby purchase (or cause to be purchased) an aggregate of approximately 11,709,533 Shares; and (ii) purchase (or cause to be purchased), at the Subscription Price, up to an aggregate of approximately 4,743,955 Shares offered pursuant to the Offering and that are not otherwise purchased pursuant to the Offering (the “Standby Shares”), all for investment only and not with a view to resale or distribution.  The Standby Purchasers have thereby committed to purchase an aggregate of 16,453,488 Shares and Standby Shares, representing total proceeds to the Corporation of US$56.6 million.  This prospectus qualifies the distribution of the Standby Shares.  See “Standby Commitment” and “Details of Rights Offering – Intention of Standby Purchasers to Exercise Rights”.

In addition, four current senior officers and one former senior officer of the Corporation (collectively, the “Officer Standby Purchasers”) have entered into a standby purchase agreement dated as of July 30, 2007 (the “Officers’ Standby Purchase Agreement”) under which they have agreed, severally and not jointly and severally, subject to certain terms and conditions, to: (i) exercise their respective Basic Subscription Rights in full and thereby purchase an aggregate of approximately 440,158 Shares; and (ii) purchase at the Subscription Price up to approximately 1,304,028 Shares offered pursuant to the Offering and that are not otherwise purchased pursuant to the Offering (the “Officers’ Standby Shares”), all for investment only and not with a view to resale or distribution.  The Officer Standby Purchasers have thereby committed to purchase an aggregate of 1,744,186 Shares and Officers’ Standby Shares, representing total proceeds to the Corporation of US$6.0 million.  This prospectus qualifies the distribution of the Officers’ Standby Shares.  See “Officers’ Standby Commitment” and “Details of Rights Offering – Intention of Officer Standby Purchasers to Exercise Rights”.

The Corporation, after reasonable inquiry, believes that directors and officers of the Corporation, other than the Officer Standby Purchasers, intend to exercise Rights to purchase approximately 42,429 Shares in connection with the Offering, representing total proceeds to the Corporation of approximately US$145,956.  See “Details of Rights Offering – Intention of Officers and Directors to Exercise Rights”.

The Standby Purchasers and Officer Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of or performed any review of this short form prospectus in the capacity of an underwriter.

This Offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada.  Prospective investors should be aware that such requirements are different from those of the United States.  Financial statements included or incorporated herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

THESE RIGHTS AND THE COMMON SHARES FOR WHICH THEY MAY BE EXERCISED HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States or elsewhere, depending on each particular existing or prospective investor’s specific circumstances.  Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein.  Prospective investors should consult their own tax advisors with respect to such tax considerations.  See “Canadian Federal Income Tax Considerations”.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Corporation is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Corporation and said persons may be located outside the United States.  You may not be able to sue the Corporation or its officers or directors in a foreign court for violations of the United States federal securities laws.  It may be difficult to compel the Corporation and its affiliates to subject themselves to a U.S. court’s judgment.

No underwriter has been involved in the preparation of this short form prospectus or performed any review of the contents thereof.  See “Risk Factors” for certain considerations relevant to an investment in the Shares.  The Shares offered hereby and the Rights will be eligible for investment as set out under “Eligibility for Investment”.

Certain legal matters relating to the Offering, the Rights and the Shares offered hereby will be passed upon on behalf of the Corporation by Heenan Blaikie LLP as to matters of Canadian law, and by Shutts & Bowen LLP as to matters of U.S. law.

The head office of the Corporation is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, its executive office is located at 3647 Cortez Road West, Bradenton, Florida 34210-3016 and its registered office is located at 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Québec H3B 4Y1.

TABLE OF CONTENTS

Documents Incorporated by Reference

6

Forward-Looking Statements

7

Eligibility for Investment

7

Prospectus Summary

8

The Corporation

12

Business of Intertape

12

Description of Share Capital

12

Details of Rights Offering

13

How to Complete the Rights Certificate – Registered Shareholders

19

Inquiries

22

Changes to Share and Loan Capital

22

Consolidated Capitalization

22

Use of Proceeds

23

Standby Commitment

23

Officers’ Standby Commitment

24

Canadian Federal Income Tax Considerations

25

Risk Factors

26

Regulatory Issues

26

Interest of Experts

27

Auditors, Transfer Agent and Registrar

28

Purchasers’ Statutory Rights

28

Auditors’ Consent

29

Certificate

30

Documents Incorporated by Reference

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada.  For the purpose of the province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record.  Copies of the documents incorporated herein by reference and of the permanent information record may be obtained on request without charge from the Secretary of the Corporation, 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, Telephone (514) 731-7591.

The following documents, filed by the Corporation with the securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this short form prospectus:

(a)

the audited comparative consolidated financial statements of the Corporation, the notes thereto and the auditors’ report thereon for the fiscal year ended December 31, 2006;

(b)

Management’s Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2006;

(c)

the Annual Information Form of the Corporation dated April 2, 2007 for the fiscal year ended December 31, 2006;

(d)

the unaudited comparative interim consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2007;

(e)

Management’s Discussion and Analysis of the Corporation for the three months ended March 31, 2007;

(f)

the Management Information Circular dated May 25, 2007 prepared in connection with the annual and special meeting of shareholders of the Corporation called for June 26, 2007;

(g)

the material change report of the Corporation dated May 2, 2007;

(h)

the material change report of the Corporation dated July 3, 2007;

(i)

the Management Information Circular dated August 8, 2007 prepared in connection with the special meeting of shareholders of the Corporation called for September 5, 2007; and

(j)

the press release dated August 8, 2007 with respect to the amendment of the Corporation’s credit facilities.

Any document of the type referred to in the preceding paragraph and any interim financial statements, business acquisition reports or material change reports (excluding confidential reports) filed by the Corporation with a securities commission or any similar authority in Canada after the date of this prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this prospectus.

Forward-Looking Statements

This short form prospectus, and the documents incorporated herein by reference, contain forward-looking statements which reflect management’s expectations regarding the Corporation’s future growth, results of operations, performance and business prospects and opportunities.  Wherever possible, words such as “anticipate”, “believe”, “expect”, “intend” and similar expressions have been used to identify these forward-looking statements.  These statements reflect management’s current beliefs and are based on information currently available to management.  Forward-looking statements involve significant risk, uncertainties and assumptions.  A number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements.  Although the forward-looking statements contained in this short form prospectus and the documents incorporated herein by reference are based upon what management believes to be reasonable assumptions, the Corporation cannot assure prospective purchasers that actual results will be consistent with these forward-looking statements.  These forward-looking statements are made as of the date of this short form prospectus, and the Corporation does not assume any obligation to update or revise them to reflect new events or circumstances.

Eligibility for Investment

In the opinion of Heenan Blaikie LLP, Canadian counsel to the Corporation, provided that the Rights and the Shares issuable upon exercise of the Rights are listed on a prescribed stock exchange in Canada (which includes the TSX) at the time of their respective issuance, each will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans under the Income Tax Act (Canada).

PROSPECTUS Summary

The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial statements contained elsewhere or incorporated by reference in this short form prospectus.

Issuer:	Intertape Polymer Group Inc.
The Offering:	Rights to subscribe for up to approximately 25,616,837 Shares. Each Shareholder on the Record Date will receive one Right for each common share held.
Record Date:	August 23, 2007, at 5:00 p.m. (Montreal time).
Expiry Time:	5:00 p.m. (Montreal time) on September 17, 2007. Rights not exercised at or before the Expiry Time will be void and have no value.
Subscription Price:

Cdn.$3.61 per Share or, for subscribers resident in the United States, US$3.44 per Share.  Subscribers resident in the United States must pay the Subscription Price in US dollars.  All other subscribers must pay the Subscription Price in Canadian dollars.  The Subscription Price of US$3.44 per Share for subscribers resident in the United States represents the US-dollar equivalent of the Subscription Price of Cdn.$3.61 per share based on the noon exchange rate of the Bank of Canada on August 8, 2007, the business day preceding the date of this prospectus.

The Subscription Price of Cdn.$3.61 is equal to the simple average of the closing price of the Corporation’s common shares on the TSX for each of the trading days on which there was a closing price during the 20 trading days immediately preceding the day on which the Corporation filed this short form prospectus.

Maximum Net Proceeds:	Approximately US$86.3 million, after deducting estimated offering expenses of US$1.8 million, assuming the exercise of all Rights at the Subscription Price of US$3.44.
Basic Subscription Right:

1.6 Rights entitle the holder thereof to subscribe for one Share upon payment of the Subscription Price.  No fractional Shares will be issued.  Where the exercise of Rights would otherwise entitle a holder to receive fractional Shares, the holder’s entitlement will be rounded down to the next lowest whole number of Shares.  See “Details of Rights Offering – Basic Subscription Right”.

Additional Subscription Privilege:

Holders of Rights who exercise in full the Basic Subscription Right for their Rights are also entitled to subscribe for Shares, if any, not otherwise purchased pursuant to the Basic Subscription Right.  See “Details of Rights Offering – Additional Subscription Privilege”.

Exercise of Rights:

For common shares held through a CDS Participant, a subscriber may subscribe for Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Share subscribed for in accordance with the terms of this Offering to such CDS Participant.  Shareholders that hold their common shares through a DTC Participant should contact their DTC Participant to determine how Rights may be exercised.  Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time.  See “Details of Rights Offering – Rights Certificate – Common Shares Held Through CDS or DTC”.

For Shareholders whose common shares are held in registered form, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of this prospectus.  In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate – Registered Shareholders”.

Shareholders in Non-Participating Jurisdictions:

This Offering is made in all provinces of Canada and in the United States.  No Rights Certificates will be mailed to Shareholders in Non-Participating Jurisdictions.  No subscription under the Basic Subscription Right nor under the Additional Subscription Privilege will be accepted from any person, or his or her agent, who appears to be, or who the Corporation has reason to believe is, resident in a Non-Participating Jurisdiction, except that the Corporation may accept subscriptions in certain circumstances from persons in Non-Participating Jurisdictions if the Corporation determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident.  Rights of Shareholders in Non-Participating Jurisdictions will be held by the Subscription Agent until 5:00 p.m. (Montreal time) on August 31, 2007 in order to provide the beneficial holders an opportunity to claim the Rights Certificate by satisfying the Subscription Agent that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction.  After such time, the Subscription Agent will attempt to sell the Rights of Shareholders in Non-Participating Jurisdictions on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion.  See “Details of Rights Offering – Shareholders in Non-Participating Jurisdictions”.

Standby Commitment:

Under their respective Standby Purchase Agreements, Letko, Brosseau, Brandes and Wells Capital have agreed, subject to certain terms and conditions, to: (i) exercise Basic Subscription Rights and thereby purchase (or cause to be purchased) an aggregate of approximately 11,709,533 Shares; and (ii) purchase (or cause to be purchased), at the Subscription Price, up to approximately 4,743,955 Standby Shares, all for investment only and not with a view to resale or distribution.  The Standby Purchasers have thereby committed to purchase an aggregate of 16,453,488 Shares and Standby Shares, representing total proceeds to the Corporation of US$56.6 million.  See “Standby Commitment” and “Details of Rights Offering – Intention of Standby Purchasers to Exercise Rights”.

Officers’ Standby Commitment:

Under the Officers’ Standby Purchase Agreement, four current senior officers and one former senior officer of the Corporation have agreed, severally and not jointly and severally, subject to certain terms and conditions, to: (i) exercise their respective Basic Subscription Rights in full and thereby purchase an aggregate of approximately 440,158 Shares; and (ii) purchase at the Subscription Price up to approximately 1,304,028 Officers’ Standby Shares, all for investment only and not with a view to resale or distribution.  The Officers Standby Purchasers have thereby committed to purchase an aggregate of 1,744,186 Shares and Officers’ Standby Shares, representing total proceeds to the Corporation of US$6.0 million.  See “Officers’ Standby Commitment” and “Details of Rights Offering – Intention of Officer Standby Purchasers to Exercise Rights”.

Intention of Officers and Directors to Exercise Rights:

The Corporation, after reasonable inquiry, believes that directors and officers of the Corporation, other than the Officer Standby Purchasers, intend to exercise Rights to purchase approximately 42,429 Shares in connection with the Offering, representing total proceeds to the Corporation of approximately US$145,956.  See “Details of Rights Offering – Intention of Officers and Directors to Exercise Rights”.

Use of Proceeds:	The Corporation intends to use the net proceeds of the Offering to reduce long-term debt. See “Use of Proceeds”.
Listing and Trading:

The currently outstanding common shares of the Corporation are listed and posted for trading on the TSX and NYSE under the symbol “ITP”.  The TSX has conditionally approved the listing of the Rights, the Shares issuable upon the exercise of the Rights, and the Standby Shares and Officers’ Standby Shares.  On August 21, 2007, the Rights will commence trading on the TSX under the trading symbol “ITP.RT” and the common shares of the Corporation will commence trading on an “ex rights” basis, meaning that persons purchasing common shares on or following that date will not be entitled to receive the related Rights.  The Rights will remain listed and posted for trading until noon (Montreal time) on September 17, 2007.  The NYSE has conditionally approved the listing of the Shares issuable upon the exercise of the Rights, the Standby Shares and Officers’ Standby Shares.

Risk Factors:	An investment in the Shares is subject to a number of risk factors. See “Risk Factors.

The Corporation

The business of the Corporation was established in 1981 when Intertape Systems Inc., a predecessor of the Corporation, established a pressure-sensitive tape manufacturing facility in Montreal, Québec.  The Corporation was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name 171695 Canada Inc.  On October 8, 1991, the Corporation’s Articles were amended so as to change the corporate name to Intertape Polymer Group Inc.  On August 31, 1993, the Corporation amalgamated with EBAC Holdings Inc.  On May 22, 1996, the Corporation’s Articles were amended so as to subdivide the issued and outstanding common shares on a two-for-one basis.  On August 8, 2006, the Articles were again amended so as to permit the Board of Directors of the Corporation to appoint one or more additional directors to hold office for a term expiring not later than the close of the next annual meeting of Shareholders, so long as the total number of directors so appointed does not exceed one-third of the number of directors elected at the previous annual meeting of Shareholders.

The Corporation’s head office is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec H4M 2X5, its executive office is located at 3647 Cortez Road West, Bradenton, Florida 34210-3016 and the address of its registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec H3B 4Y1.

Business of Intertape

The Corporation, together with its subsidiaries (collectively, “Intertape”), is an acknowledged leader in the packaging industry.  Intertape is widely-recognized for its development and manufacture of specialized polyolefin plastic and paper-based packaging products, as well as complementary packaging systems for industrial and retail use.  Additionally, Intertape is a woven and flexible intermediate bulk container (FIBC) manufacturer.  Its performance products, including tapes and cloths, are designed for demanding aerospace, automotive and industrial applications and are sold to a broad range of industrial/specialty distributors, retail stores and large end-users in diverse industries.  Through its innovative regional distribution-centre concept, Intertape offers customers its extensive range of products with highly competitive distributor-customer transactional costs.

Established in 1981 and headquartered in Montreal, Québec and Sarasota/Bradenton, Florida, Intertape employs approximately 2,100 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

Description of Share Capital

The authorized capital of the Corporation consists of an unlimited number of common shares and non-voting Class A preferred shares, issuable in series, of which 40,986,940 common shares were issued and outstanding as at July 20, 2007.  The following is a summary of the material provisions which attach to the common shares and Class A preferred shares, and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

Voting Rights

Each common share entitles the holder thereof to one vote at all meetings of the shareholders of the Corporation.

Payment of Dividends

The holders of the Corporation’s common shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by the issue of fully-paid shares of the capital of the Corporation.

Distribution of Assets Upon Winding-Up

In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Corporation’s common shares are entitled to receive the remaining property of the Corporation.

Class A Preferred Shares

The Board of Directors may at any time and from time to time issue Class A preferred shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.  The Class A preferred shares are entitled to preference over the common shares with respect to the payment of dividends.  In the event of the liquidation, dissolution or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding-up its affairs, the holders of the Class A preferred shares will, before any amount is paid to, or any property or assets of the Corporation distributed among, the holders of the common shares, be entitled to receive: (i) an amount equal to the amount paid-up on such shares together with, in the case of cumulative Class A preferred shares, all unpaid cumulative dividends and, in the case of non-cumulative Class A preferred shares, all declared and unpaid non-cumulative dividends; and (ii) if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the Class A preferred shares if they had been called for redemption by the Corporation on the date of distribution.

There are no preferred shares currently issued and outstanding.

Details of Rights Offering

Rights

The Corporation is issuing to each Shareholder of record on August 23, 2007, one transferable Right for each common share held.  Subject to certain exceptions, Rights Certificates may not be held directly by, and subscriptions for Shares will not be accepted from, Shareholders whose addresses of record are in Non-Participating Jurisdictions.  See “Details of Rights Offering — Shareholders in Non-Participating Jurisdictions”.

Rights Certificate — Common Shares Held Through CDS or DTC

For all Shareholders who hold their common shares through a securities broker or dealer, bank or trust company or other Participant in the book-based systems administered by CDS or DTC, a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to, and deposited with, CDS or DTC, as the case may be.  The Corporation expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant.  CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.

Neither the Corporation nor the Subscription Agent will have any liability for: (i) the records maintained by CDS, DTC or Participants relating to the Rights or the book-entry accounts maintained by them; (ii) maintaining, supervising or reviewing any records relating to such Rights; or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC or their Participants.

The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.

Shareholders who hold their common shares through a Participant must arrange purchases or transfers of Rights through their Participant.  It is anticipated by the Corporation that each such purchaser of Shares or Rights will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Rights are issued or such Shares or Rights are purchased in accordance with the practices and policies of such Participant.

Rights Certificate — Common Shares Held in Registered Form

For all Shareholders whose common shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled as at the Record Date will be mailed with a copy of this prospectus.  In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “How to Complete the Rights Certificate — Registered Shareholders”.  Only registered Shareholders of the Corporation will receive Rights Certificates.

Expiry Time

The Rights may be exercised commencing on August 21, 2007 (the day after the Record Date) and will expire at 5:00 p.m. (Montreal time) on September 17, 2007 (the “Expiry Time”).  To subscribe for Shares, a completed Rights Certificate must be received by the Subscription Agent by the Expiry Time.  The Corporation reserves the right to extend the period of the Offering, subject to obtaining any required regulatory approvals, if the Corporation determines that the timely exercise of the Rights may have been prejudiced due to a disruption in postal service.  Rights not exercised prior to the Expiry Time will be void and of no value.

Basic Subscription Right

Under the Basic Subscription Right, 1.6 Rights entitle the holder thereof to acquire one Share at a price of Cdn.$3.61 or, for subscribers resident in the United States, US$3.44.  The Subscription Price of Cdn.$3.61 is equal to the simple average of the closing price of the Corporation’s common shares on the TSX for each of the trading days on which there was a closing price during the 20 trading days immediately preceding the day on which the Corporation filed this final short form prospectus.

Only subscriptions for whole Shares will be accepted.  No fractional Shares will be issued.  Where the exercise of Rights would otherwise entitle a holder to receive fractional Shares, the holder’s entitlement will be rounded down to the next lowest whole number of Shares.  A bank, trust company, securities dealer or broker which holds common shares of the Corporation as of the Record Date for more than one beneficial owner may, upon providing evidence satisfactory to the Subscription Agent, exercise the Rights evidenced by its Rights Certificate or exchange its Rights Certificate on the same basis as though each of the beneficial owners were a Shareholder of record as of the Record Date.

Any Shareholder or any holder of a Rights Certificate who has any questions concerning the terms of this Offering should contact the Subscription Agent at the Subscription Office by telephone or e-mail as specified under “Inquiries”.

Partial Exercise of Rights

A Shareholder who exercises some, but not all, of the Rights evidenced by a Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.

Additional Subscription Privilege

Any holder of Rights who exercises the Basic Subscription Right to subscribe for all the Shares that can be subscribed for with the Rights held, or evidenced by a Rights Certificate, has the privilege of subscribing for additional Shares, if available, at the Subscription Price (the “Additional Subscription Privilege”).  The Shares available for such purpose (the “Remaining Shares”) will be those that have not been otherwise subscribed and paid for at the Expiry Time.

To exercise the Additional Subscription Privilege, a holder of a Rights Certificate who completes Form 1 on the Rights Certificate for the maximum number of whole Shares that can be subscribed for, given the number of Rights evidenced by such certificate, must also complete Form 2 on the Rights Certificate and specify the number of additional Shares desired to be subscribed for.  The completion of Form 2 constitutes a binding commitment to subscribe for the number of additional Shares specified.  Payment for additional Shares, in the same manner as required upon exercise of the Basic Subscription Right, must accompany Form 2 when it is delivered to the Subscription Agent or a Participant, as applicable.  Any excess funds will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its Participant, as applicable, without interest or deduction.  Payment of such price must be received by the Subscription Agent prior to the Expiry Time, failing which the subscriber’s entitlement to such additional Shares shall terminate.  Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions to a Participant sufficiently in advance of the Expiry Time to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.  See “How to Complete the Rights Certificate — Payment of Subscription Price”.

If there are sufficient Remaining Shares to satisfy all additional subscriptions by participants in the Additional Subscription Privilege, each participant will be allotted the number of additional Shares subscribed for.

If the aggregate number of Shares subscribed for under the Additional Subscription Privilege exceeds the number of Remaining Shares, those Remaining Shares will be allotted to each participant in the Additional Subscription

Privilege on a proportionate basis in accordance with the following formula: the number of the Remaining Shares allotted to each participant in the Additional Subscription Privilege will be the lesser of: (a) the number of Shares which that participant has subscribed for under the Additional Subscription Privilege; and (b) the product (disregarding fractions) of the multiplication of the number of Remaining Shares by a fraction of which the numerator is the number of Shares subscribed for by that participant under the Basic Subscription Right and the denominator is the aggregate number of Shares subscribed for under the Basic Subscription Right by all participants in the Additional Subscription Privilege.  If any participant has subscribed for fewer Shares than the number resulting from the application of the formula in (b) above, the excess Shares will be allotted in a similar manner among the participants who were allotted fewer Shares than they subscribed for.

Shareholders in Non-Participating Jurisdictions

This Offering is being made only in Canada and the United States.  This Offering is not being made in Non-Participating Jurisdictions and is not, and under no circumstances is to be construed as, an offering of any securities for sale in or to a national or resident of the Non-Participating Jurisdictions or a solicitation therein of an offer to buy any securities.  Accordingly, subject to the exception as provided for hereinafter, Rights Certificates may not be held directly by, and subscriptions for Shares will not be accepted from, or on behalf of, Shareholders whose addresses of record are in Non-Participating Jurisdictions or other persons whom the Corporation or the Subscription Agent has reason to believe are nationals or residents of the Non-Participating Jurisdictions (collectively, “Shareholders in Non-Participating Jurisdictions”).

Notwithstanding the foregoing, if a Shareholder whose address of record is in or who is a resident or national of a Non-Participating Jurisdiction on the Record Date can demonstrate to the satisfaction of the Corporation and its counsel not less than ten days before the Expiry Time that the delivery of the Rights and the issue of Shares under this Offering to such a Shareholder would not, in any way, contravene any securities law of such Non-Participating Jurisdiction and would not require the Corporation to file any documentation, make any application or pay any payment of any nature whatsoever in such Non-Participating Jurisdiction, then the Corporation may, if it so chooses, deliver the Rights to and accept subscriptions for Shares from, or on behalf of, such Shareholder in such Non-Participating Jurisdiction.

Shareholders in Non-Participating Jurisdictions will not receive Rights Certificates.  The Corporation will notify Shareholders in Non-Participating Jurisdictions that the Rights Certificates to which they are entitled will be issued to and held by the Subscription Agent, which will hold the same and the Rights evidenced thereby as agent for the benefit of all Shareholders in Non-Participating Jurisdictions.  Commencing September 4, 2007, the Subscription Agent will attempt to sell on a best-efforts basis such Rights in Canada prior to the Expiry Time at such prices and otherwise in such a manner as the Subscription Agent may determine in its sole discretion.  The Subscription Agent’s ability to sell such Rights and the price obtained therefor are dependent on market conditions.  The Subscription Agent will not be subject to any liability for failure to sell any Rights of Shareholders in Non-Participating Jurisdictions or to sell any such Rights at a particular price.  There is a risk that the proceeds received from the sale of the Rights will not exceed the brokerage commissions and costs of or incurred by the Subscription Agent in respect of the sale of such Rights.  In such event, the Shareholders in Non-Participating Jurisdictions will not be liable for any shortfall and no proceeds will be forwarded.  The net proceeds received by the Subscription Agent from the sale of such Rights will be divided among the Shareholders in Non-Participating Jurisdictions in proportion to the number of common shares of the Corporation held by them respectively on the Record Date.  The Subscription Agent will mail cheques therefor to the Shareholders in Non-Participating Jurisdictions at their addresses appearing in the records of the Corporation.

Intention of Standby Purchasers to Exercise Rights

In their respective Standby Purchase Agreements: Letko, Brosseau has represented that it, together with its affiliates and certain investment funds and other persons managed or controlled by Letko, Brosseau, own approximately 18.2% of the common shares of the Corporation outstanding on July 30, 2007 and consequently, Letko, Brosseau is an insider of the Corporation; Brandes has represented that it exercises control or direction over approximately 10.94% of the common shares of the Corporation outstanding on July 30, 2007 and consequently, Brandes is an insider of the Corporation; and Wells Capital has represented that it, together with its affiliates and other persons managed or controlled by Wells Capital, own approximately 16.6% of the common shares of the Corporation outstanding on July 30, 2007 and consequently, Wells Capital is an insider of the Corporation.  Pursuant to their respective Standby Purchase Agreements, the Standby Purchasers have agreed that they will exercise Basic Subscription Rights and purchase an aggregate of 11,709,533 Shares.  See “Standby Commitment”.

Intention of Officer Standby Purchasers to Exercise Rights

In the Officers’ Standby Purchase Agreement: Melbourne F. Yull, Executive Director of the Corporation, has represented that he owns, directly or indirectly, 379,295 common shares of the Corporation; Gregory F. Yull, President, Distribution Products, has represented that he owns, directly or indirectly, 34,395 common shares of the Corporation; Andrew Archibald, C.A., former Chief Financial Officer of the Corporation, has represented that he owns, directly or indirectly, 73,264 common shares of the Corporation, and Christopher J. Winn, Secretary of the Corporation, has represented that he owns, directly or indirectly, 217,300 common shares of the Corporation.   Pursuant to the Officers’ Standby Purchase Agreements, each of the foregoing Officer Standby Purchasers has agreed that he will exercise his Basic Subscription Right in full.  See “Officers’ Standby Commitment”.

Intention of Officers and Directors to Exercise Rights

The Corporation, after reasonable inquiry, believes that directors and officers of the Corporation, other than the Officer Standby Purchasers, intend to exercise Rights to purchase approximately 42,429 Shares in connection with the Offering, representing total proceeds to the Corporation of approximately US$145,956.

The information as to the intention of the Corporation’s officers and directors, other than the Officer Standby Purchasers, is not within the knowledge of the Corporation and has been furnished by the respective individuals.  No assurance can be given by the Corporation that the officers and directors, other than the Officer Standby Purchasers, will subscribe for Shares in the amount set out above.  The foregoing does not take into account Shares to be issued upon the exercise of Rights, if any, acquired privately by insiders of the Corporation.

Stock Exchange Listing

The common shares of the Corporation are listed on the TSX and NYSE.  The TSX has conditionally approved the listing of the Rights distributed under this short form prospectus, the Shares issuable upon the exercise of the Rights, and the Standby Shares and Officers’ Standby Shares.  The Rights will trade on the TSX until 12:00 p.m. (noon) on September 17, 2007.  The NYSE has conditionally approved the listing of the Shares issuable upon the exercise of the Rights, the Standby Shares and Officers’ Standby Shares.

Dilution to Shareholders

If a Shareholder wishes to retain its current percentage ownership in the Corporation, and assuming that all Rights are exercised, the Shareholder should purchase all of the Shares for which it may subscribe pursuant to the Basic Subscription Right.  If a Shareholder does not do so and other holders of Rights exercise any of their Rights, the Shareholder’s current percentage ownership in the Corporation will be diluted by the issue of Shares under this Offering.  Shareholders should be aware that the Standby Purchasers have agreed pursuant to their respective Standby Purchase Agreements to exercise Basic Subscription Rights and purchase an aggregate of 11,709,533 Shares.  See “Details of Rights Offering – Intention of Standby Purchasers to Exercise Rights”.

No Solicitation Fee

The Corporation will not pay any fees to securities dealers for soliciting the exercise of Rights.

Subscription Agent

Pursuant to a Rights Agency and Custodial Agreement, the Subscription Agent (CIBC Mellon Trust Company) will be appointed by the Corporation to perform various services relating to the exercise of Rights, including receiving subscriptions for Shares and payment of the Subscription Price from Shareholders and issuing certificates for the Shares subscribed for, and also to act as agent for Shareholders in Non-Participating Jurisdictions as described above under “Shareholders in Non-Participating Jurisdictions”.  The Corporation will pay the fees and expenses of the Subscription Agent, which are estimated to be Cdn.$10,000.

The Subscription Agent will accept subscriptions for Shares and payment of the Subscription Price from holders of Rights Certificate only at its office at the following addresses (the “Subscription Office”):

Courier or Hand Delivery	Mail
CIBC Mellon Trust Company Commerce Court West, Securities Level 199 Bay Street Toronto, Ontario M5L 1G9 Attention: Corporate Restructures	CIBC Mellon Trust Company P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4

How to Complete the Rights Certificate – Registered Shareholders

General

By completing the appropriate form on the Rights Certificate in accordance with the instructions outlined below and on the back of the Rights Certificate, a registered Shareholder may:

(i)

subscribe for Shares (Form 1);

(ii)

exercise the Additional Subscription Privilege (Form 2);

(iii)

sell or transfer Rights (Form 3); or

(iv)

divide or combine the Rights Certificate (Form 4).

Basic Subscription Right — Form 1

1.6 Rights entitle the holder thereof to acquire one Share at a price of Cdn.$3.61 or, for subscribers resident in the United States, US$3.44.  The maximum number of Rights which may be exercised by completing and signing Form 1 is shown immediately above Form 1 on the Rights Certificate.  Form 1 must be completed and signed in order for a holder to exercise some or all of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Right.  Only subscriptions for whole Shares will be accepted.  No fractional Shares will be issued.  Where the exercise of Rights would otherwise entitle a holder to receive fractional Shares, the holder’s entitlement will be rounded down to the next lowest whole number of Shares.  A Shareholder who chooses not to exercise all the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.

Completion of Form 1 constitutes a representation by the Shareholder that he is not a resident or national of any Non-Participating Jurisdiction, or the agent of any such person.  Subject to the exception set out under “Details of Rights Offering — Shareholders in Non-Participating Jurisdictions”, subscriptions will not be accepted from, or on behalf of, Shareholders whose addresses of record are in Non-Participating Jurisdictions.

Only registered Shareholders of the Corporation will receive Rights Certificates.  Beneficial Shareholders of the Corporation will not receive Rights Certificates.  However, beneficial Shareholders will be able to exercise their Rights and acquire Shares.  Should a beneficial Shareholder wish to exercise Rights and purchase Shares, the beneficial Shareholder should contact his or her securities dealer for details on how to do so.  See “Rights Certificate — Common Shares Held Through CDS or DTC”.

Additional Subscription Privilege — Form 2

Any holder of a Rights Certificate who exercises the Basic Subscription Right to subscribe for all the Shares that can be subscribed for with the Rights evidenced by such certificate and who wishes to participate in the Additional Subscription Privilege must complete and sign Form 2 on the Rights Certificate.

The completed Rights Certificate and payment for all Shares subscribed for under the Basic Subscription Right and Additional Subscription Privilege should be delivered or mailed so that it is received by the Subscription Agent at the Subscription Office, before 5:00 p.m. (Montreal time) on September 17, 2007.  If mailing, Shareholders should allow for sufficient time to avoid late delivery.

Sale and Transfer of Rights — Form 3

The TSX has conditionally approved the listing of the Rights distributed under this short form prospectus and the Shares issuable upon the exercise of the Rights.

Holders of Rights in registered form in Canada may, instead of exercising their Rights to subscribe for Shares, sell or transfer their Rights to any person in Canada by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee.

To transfer the Rights, a registered Shareholder must complete Form 3 on the Rights Certificate and have the signature guaranteed by a Canadian Schedule I bank, a major trust company in Canada, a member of an applicable Medallion Signature Guarantee Program, including STAMP, SEMP and MSP.  Members of these programs are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada.  It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signature of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes.  If Form 3 is completed, the Corporation and Subscription Agent will treat the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the United States Securities Act of 1933.  Regulation S does permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale.  Certain additional conditions are applicable to the Corporation’s “affiliates”, as that term is defined under the United States Securities Act of 1933.

Dividing or Combining Rights Certificates — Form 4

A Rights Certificate may be divided or combined by completing Form 4 on the Rights Certificate and surrendering it to the Subscription Agent at the Subscription Office, in which case no endorsement is necessary.  The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as evidenced by the Rights Certificate being divided or combined) as are requested by the Rights Certificate holder.  Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.

Payment of Subscription Price

The Subscription Price is Cdn.$3.61 per Share or, for subscribers resident in the United States, US$3.44 per Share.  Subscribers resident in the United States must pay the Subscription Price in US dollars.  All other subscribers must pay the Subscription Price in Canadian dollars.  The Subscription Price of US$3.44 per Share for subscribers resident in the United States represents the US-dollar equivalent of the Subscription Price of Cdn.$3.61 per share based on the noon exchange rate of the Bank of Canada on August 8, 2007, the business day preceding the date of this prospectus.

The Subscription Price, including the Subscription Price for any additional Shares elected to be purchased pursuant to the Additional Subscription Privilege, is payable in Canadian or US funds, as the case may be, by certified cheque, bank draft or money order payable at par (without deduction for bank service charges or otherwise) to or to the order of “CIBC Mellon Trust Company” (the Subscription Agent).  Any excess funds paid in respect of the exercise of an Additional Subscription Privilege will be returned by mail by the Subscription Agent or credited to a subscriber’s account with its Participant, as applicable, without interest or deduction.

Unexercised Rights

Subject to the ability of a holder of a Rights Certificate to divide or combine a Rights Certificate as discussed above, a holder of a Rights Certificate who in Form 1 of the Rights Certificate exercises some but not all of the Rights evidenced by the Rights Certificate will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value.  Similarly, if a holder of a Rights Certificate surrenders his Rights Certificate but fails to complete Form 1 or Form 2 on the Rights Certificate, or fails to make payment of the Subscription Price as described above in respect of any Shares for which he elects to subscribe, such holder will be deemed to have elected to waive the Rights represented by such Rights Certificate (or such portion thereof in respect of which he has failed to make payment) and such Rights will be void and of no value.

Signatures

The signature of the holder of a Rights Certificate must correspond in every particular with the name that appears on the face of the Rights Certificate.  Signatures by a trustee, executor, administrator, guardian, attorney or officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent.

Share Certificates

The Shares purchased through the exercise of Rights will be registered in the name of the person to whom the Rights were issued or such person’s transferee, if any, indicated on the appropriate form on the Rights Certificate.  Certificates for Shares will be delivered as soon as practicable by mail to the address appearing in the records of the Corporation with respect to the person to whom the Rights Certificate was issued or to the address of the transferee, if any, indicated on the appropriate form on the Rights Certificate.

Validity and Rejection of Subscriptions

All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the Corporation in its sole discretion, which determination shall be final and binding.  All subscriptions are irrevocable.  The Corporation reserves the absolute right to reject any subscription if such subscription is not in proper form or if the acceptance thereof or the issuance of Shares pursuant thereto could be deemed unlawful.  The Corporation also reserves the right to waive any defect with regard to any particular subscription.  The Corporation and the Subscription Agent will not be under any duty to give notification of any defect or irregularity in such subscriptions and neither the Corporation or the Subscription Agent will incur any liability for failure to give such notification.

Inquiries

Inquiries relating to this Offering should be directed to the Subscription Agent at the Subscription Office, by telephone at 1-800-387-0825 or (416) 643-5500 or via e-mail at inquiries@cibcmellon.com.

Changes to Share and Loan Capital

There have been no material changes in the Corporation’s consolidated share capital and loan capital since March 31, 2007, the date of the Corporation’s most recently-filed financial statements.

Consolidated Capitalization

The following table sets out the Corporation’s consolidated capitalization as at March 31, 2007, and as at March 31, 2007 as adjusted to give effect to this Offering.  This table should be read in conjunction with the unaudited comparative interim consolidated financial statements of the Corporation as at March 31, 2007, which are incorporated by reference in this short form prospectus.

	As at March 31, 2007	As at March 31, 2007, after giving effect to the Offering (1)
	(unaudited)
	(in thousands of US dollars)
Cash and cash equivalents	4,419	4,419
Bank indebtedness	3,171	3,171
Instalments on long-term debt	3,165	3,165
Long-term debt	302,981	216,659
Capital stock	287,323	373,645(2)
	(40,986,940 shs.)	(66,603,777 shs.)
Contributed surplus	10,240	10,240
Deficit	(59,659)	(59,659)
Accumulated other comprehensive income	39,135	39,135
Total shareholders’ equity	277,039	363,361
Total capitalization	583,185	583,185

____________________

(1)

Assuming the exercise of all Rights at the Subscription Price of US$3.44.

(2)

After deducting expenses of the Offering estimated at US$1.8 million.

After this Offering, there will be 66,603,777 common shares issued and outstanding, assuming the exercise of all Rights.

Use of Proceeds

The estimated maximum net proceeds to be received by the Corporation, if all Shares are subscribed for and taken up, will be approximately US$86.3 million, after deducting expenses of this Offering estimated at US$1.8 million.  The net proceeds will be used by the Corporation to reduce long-term debt.  There is no guarantee that the maximum proceeds of the Offering will be raised.

Standby Commitment

The Corporation has entered into the Standby Purchase Agreements with the Standby Purchasers, each of which is a Shareholder or acts as agent for one or more Shareholders.  Pursuant to their respective Standby Purchase Agreements, the Standby Purchasers have agreed, subject to certain terms and conditions, to: (i) exercise Basic Subscription Rights and thereby purchase (or cause to be purchased) an aggregate of approximately 11,709,533 Shares; and (ii) purchase (or cause to be purchased), at the Subscription Price, up to an aggregate of approximately 4,743,955 Standby Shares offered pursuant to the Offering and that are not otherwise purchased pursuant to the Offering, all for investment only and not with a view to resale or distribution.  The Standby Purchasers have thereby committed to purchase an aggregate of 16,453,488 Shares and Standby Shares, representing total proceeds to the Corporation of US$56.6 million.

The Standby Purchasers have provided usual representations, warranties and covenants under their respective Standby Purchase Agreements.  The obligation of the Standby Purchasers to complete the closing of the transactions set out in the Standby Purchase Agreements is subject to the satisfaction in full of the following conditions, among others: (i) there shall not be any claims, litigation, investigations or proceedings in progress, or to the knowledge of the Corporation, pending, commenced or threatened, in respect of the Offering that, should they succeed, would result in a “material adverse change” (as defined in the Standby Agreement) for Intertape; (ii) the Corporation will have made all necessary filings in connection with the Offering; (iii) the Rights and Shares being listed on the TSX; (iv) the TSX having approved the listing of the Standby Shares; (v) the delivery to the Standby Purchasers of a legal opinion from counsel to the Corporation; (vi) the delivery to the Standby Purchasers of a certificate from two officers of the Corporation; (vii) the completion of the Offering in accordance with this prospectus; and (viii) no event of default shall have occurred and be continuing under any of Intertape’s existing credit facilities.

The Corporation has agreed to indemnify the Standby Purchasers for certain matters, including any and all damages and costs arising by reason of any misrepresentations in the prospectus, any order or investigation made based on a misrepresentation in the prospectus, non-compliance with securities laws by the Corporation (in each case, other than as caused or contributed to by a Standby Purchaser) and any breach or default of the Corporation under the respective Standby Purchase Agreements.

The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of or performed any review of this short form prospectus in the capacity of an underwriter.

Pursuant to the Corporation’s Amended and Restated Shareholder Protection Rights Plan Agreement (the “Rights Plan”), the purchase by the Standby Purchasers, each of which is a Shareholder, of Shares and Standby Shares may trigger the application of the Rights Plan.  Under the Rights Plan, the Board of Directors of the Corporation may waive the application thereof, subject to the prior consent of the Shareholders.  The Board of Directors intends to waive the application of the Rights Plan with respect to the purchase of Shares and Standby Shares by the Standby Purchasers, as the Board of Directors is of the view that the issuance of Shares and Standby Shares to the Standby Purchasers pursuant to the Standby Purchase Agreements is in the best interests of the Corporation.  The Corporation has called a special meeting of Shareholders to be held on September 5, 2007, for the purpose of: (i) electing additional directors; (ii) amending the stock option plan of the Corporation; and (iii) obtaining the consent of the Shareholders for the waiver by the Board of Directors of the Rights Plan as it relates to the issuance of Shares and Standby Shares to the Standby Purchasers.  In order for the Shareholders to provide such consent, an affirmative vote of a majority of the votes cast by all holders of common shares represented in person or by proxy at the Shareholders’ meeting is required.  If Shareholders do not consent to the foregoing waiver of the Rights Plan, the Standby Purchasers and the Corporation will be entitled to terminate their respective obligations under the Standby Purchase Agreements.

OFFICERS’ STANDBY COMMITMENT

The Corporation has entered into the Officers’ Standby Purchase Agreement with Eric E. Baker, Chairman of the Board of Directors, Melbourne F. Yull, Executive Director, Gregory A. Yull, President, Distribution Products, Andrew Archibald, C.A., former Chief Financial Officer, and Christopher J. Winn, Secretary.  Pursuant to the Officers’ Standby Purchase Agreement, the Officer Standby Purchasers have agreed, severally and not jointly and severally, subject to certain terms and conditions, to: (i) exercise their respective Basic Subscription Rights in full and thereby purchase an aggregate of approximately 440,158 Shares; and (ii) purchase at the Subscription Price up to approximately 1,304,028 Officers’ Standby Shares offered pursuant to the Offering and that are not otherwise purchased pursuant to the Offering, all for investment only and not with a view to resale or distribution.  The Officer Standby Purchasers have thereby committed to purchase an aggregate of 1,744,186 Shares and Officers’ Standby Shares, representing total proceeds to the Corporation of US$6.0 million.

Each of the Officer Standby Purchasers has provided usual representations, warranties and covenants under the Officers’ Standby Purchase Agreement.  The obligation of the Officer Standby Purchasers to complete the closing of the transactions set out in the Officers’ Standby Purchase Agreement is subject to the satisfaction in full of conditions substantially similar to those described above under “Standby Commitment”.

The Officer Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of or performed any review of this short form prospectus in the capacity of an underwriter.

Canadian Federal Income Tax Considerations

In the opinion of Heenan Blaikie LLP, Canadian counsel to the Corporation, the following is a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders of the Corporation who, for the purposes of the Income Tax Act (the “Act”), are resident in Canada, deal at arm’s length with the Corporation and hold, or will hold, Rights and any Shares acquired on exercise of the Rights as capital property.  The Rights and Shares generally will constitute capital property to a Shareholder unless the Shareholder holds such securities in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or has acquired such securities in a transaction or transactions considered to be an adventure in the nature of trade.  Certain Shareholders who might not otherwise be considered to hold their securities as capital property may be entitled, in certain circumstances, to treat their securities as capital property by making an election under subsection 39(4) of the Act.

This summary is based upon the current provisions of the Act, the regulations thereunder, all proposed amendments thereto publicly released by the Department of Finance prior to the date hereof and counsel’s understanding of the current administrative and assessing practices of the Canada Revenue Agency.  The income tax consequences under the Taxation Act (Québec) are identical to those under the Act.  Except for the proposed amendments referred to above, this summary does not take into account or anticipate any change in law or administrative or assessing practices whether by legislative, governmental or judicial action.  No guarantee can be given that the Act will not be amended in the future such that comments in this section no longer will be valid.  This summary does not take into account the tax consequences resulting from the purchase of Rights in the open market.

The Act contains certain provisions relating to securities held by persons that are “financial institutions” for purposes of the Act (the “Mark-to-Market Rules”).  This summary does not take into account these Mark-to-Market Rules or any proposed amendments thereto.  Taxpayers who are “financial institutions” for purposes of the Act should consult their own tax advisors.

This summary is of a general nature and does not take into account the laws of any province or territory or of any jurisdiction outside Canada.  It is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder.  Shareholders should consult their own tax advisors regarding the income tax considerations applicable to them.

This summary does not address any Canadian federal income tax considerations applicable to non-residents of Canada, and non-residents should consult their own tax advisors regarding the tax consequences of acquiring and holding Rights or Shares.

Receipt of Rights

No amount will be required to be included in computing the income of a Shareholder as a consequence of acquiring Rights under the Offering.  The adjusted cost base or cost of Rights received by a Shareholder under the Offering will be nil.  If a Shareholder holds Rights received pursuant to this Offering and purchases Rights otherwise than pursuant to the Offering, the cost of each Right held by a Shareholder will be the aggregate cost of the Rights divided by the total number of Rights held at that time.

Exercise of Rights

The exercise of Rights will not constitute a disposition of property for purposes of the Act.  Consequently, no gain or loss will be realized upon the exercise of Rights.  A Share acquired by a Shareholder upon the exercise of Rights will have a cost to the Shareholder equal to the aggregate of the Subscription Price for such Share and the cost to the Shareholder of the Rights exercised to acquire the Shares.  The cost of a Share acquired by a Shareholder upon the exercise of Rights will be averaged with the adjusted cost base to the Shareholder of all other common shares held at that time as capital property to determine the adjusted cost base of each such common share to the Shareholder.

Disposition of Rights

Upon the disposition of a Right by a Shareholder, other than pursuant to the exercise thereof, the Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right to the Shareholder.  One-half of a capital gain (a “taxable capital gain”) will be included in the Shareholder’s income, and one-half of a capital loss may be deducted against taxable capital gains in accordance with the detailed rules in the Act in that regard.

Expiry of Rights

Upon the expiry of an unexercised Right, a Shareholder will realize a capital loss equal to the adjusted cost base of the Right to the Shareholder.

Risk Factors

An investment in the Shares is subject to a number of risks.  A prospective purchaser of the Shares should carefully consider the information and risks faced by the Corporation described in this prospectus and the documents incorporated herein by reference, including, without limitation, the risk factors set out in the section of the Annual Information Form of the Corporation for the fiscal year ended December 31, 2006 entitled “Risk Factors”.

Dilution

If a Shareholder does not purchase Shares pursuant to this Offering, the Shareholder’s current percentage ownership in the Corporation will be diluted by the issue of Shares upon the exercise of Rights by others.

Trading Market for Rights

Although the Corporation expects that the Rights will be listed on the TSX, the Corporation cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.

REGULATORY ISSUES

Staff Notice 2006-0004 of the TSX sets out that the TSX expects that securities offered by way of rights offering, such as this Offering, be offered at a “substantial discount” to the “market price” of the listed issuer’s shares on the TSX.  The term “market price” is defined, in effect, as the closing price of the listed issuer’s shares on the TSX on the day before the transaction.  According to the TSX Staff Notice, in the absence of a significant discount and the presence of a “backstop” party (such as the Standby Purchasers), the TSX is concerned that a listed issuer may be using a rights offering as a means to allow a “backstop” party to gain a significant interest in the listed issuer without obtaining shareholder approval.

In the case of this Offering, the TSX Staff Notice would require that the Subscription Price be similar to the closing price of the Corporation’s common shares on the TSX on the day preceding the day on which this prospectus is filed, less a discount of 15%.

Under the TSX Company Manual, there is an exemption from the foregoing requirement, upon written application to the TSX, if the Board of Directors of a listed company adopts a resolution stating that: (i) the listed company is in serious financial difficulty; (ii) the application is made upon the recommendation of a committee of the Board of Directors whose members are free from any interest in the transaction and unrelated to the parties involved in the transaction; (iii) the transaction is designed to improve the financial situation of the listed company; and (iv) based on the determination of the committee of the Board of Directors, the transaction is reasonable for the listed company in the circumstances.  The listed company is also required to issue a press release, at least five business days prior to the closing of the transaction, announcing the material terms of the transaction and that the listed issuer has relied upon the foregoing exemption.

The Board of Directors of the Corporation has decided to use this exemption, so as to avoid issuing the Shares at a significant discount to market price, which the Board feels would be unduly dilutive for the Corporation.  The Board of Directors believes that the formula by which the Subscription Price will be determined, based on the average closing price of the common shares of the Corporation on the TSX for the 20 trading days preceding the day on which this prospectus is filed, is reasonable and fair to all Shareholders.  The pricing formula for the Subscription Price is based on National Instrument 45-101 Rights Offerings.  The Corporation is not using this Offering as a means to allow the Standby Purchasers to gain a significant interest in the Corporation without obtaining approval from Shareholders.

Accordingly, the Board of Directors of the Corporation has determined that the Corporation is in serious financial difficulty, this Offering is designed to improve the financial situation of the Corporation, and, based upon the determination of a committee whose members are free from any interest in the Offering, the Offering is reasonable for the Corporation in the circumstances.  The Corporation will issue a press release to the foregoing effect at least five business days prior to the closing of this Offering.

Interest of Experts

Certain legal matters relating to the Offering, the Rights and the Shares offered hereby will be passed upon on behalf of the Corporation as to matters of Canadian law, including the matters referred to under “Eligibility for Investment”, by Heenan Blaikie LLP, and as to matters of U.S. law by Shutts & Bowen LLP.

As at August 7, 2007, partners and associates of Heenan Blaikie LLP, Canadian counsel for the Corporation, owned, directly or indirectly, less than one percent of the outstanding common shares, and partners and associates of Shutts & Bowen LLP, U.S. counsel for the Corporation, owned, directly or indirectly, less than one percent of the outstanding common shares.

Auditors, Transfer Agent and Registrar

The auditors of the Corporation are Raymond Chabot Grant Thornton LLP, Chartered Accountants, Suite 1900, National Bank Tower, 600 De La Gauchetière Street West, Montreal, Québec H3B 4L8.

The transfer agent and registrar for the common shares is CIBC Mellon Trust Company at its principal offices in Montreal and Toronto.

Purchasers’ Statutory Rights

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment.  In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

Auditors’ Consent

We have read the short form prospectus of Intertape Polymer Group Inc. (the “Corporation”) dated August 9, 2007 relating to the issue of rights to subscribe for common shares of the Corporation.  We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our report to the shareholders of the Corporation on the consolidated balance sheets of the Corporation as at December 31, 2006 and 2005 and the consolidated statements of earnings, retained earnings (deficit) and cash flows for each of the years in the two-year period ended December 31, 2006.  Our report is dated March 17, 2007.

(signed) Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Canada

August 9, 2007

Certificate

August 9, 2007

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and Labrador.  For the purpose of the province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation likely to affect the value or the market price of the securities to be distributed.

(signed) Melbourne F. Yull Executive Director	(signed) Victor DiTommaso Vice-President, Finance
(signed) Eric E. Baker Director	(signed) H. Dale McSween Director

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS

EXHIBITS

1.1	Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Letko, Brosseau & Associates Inc. (1)
1.2	Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Brandes Investment Partners, L.P. (2)
1.3	Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Wells Capital Management, Inc. (3)
1.4

Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Eric E. Baker, Chairman of the Board of Directors, Melbourne F. Yull, Executive Director, Gregory A. Yull, President, Distribution Products, Andrew Archibald, C.A., former Chief Financial Officer, and Endurseaux Inc. (Christopher J. Winn, Secretary) (4)

.

2.1	the audited comparative consolidated financial statements of the Corporation, the notes thereto and the auditors’ report thereon for the fiscal year ended December 31, 2006 (5)
2.2	Management’s Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2006 (6)
2.3	the Annual Information Form of the Corporation dated April 2, 2007 for the fiscal year ended December 31, 2006 (7)
2.4	the unaudited comparative interim consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2007 (8)
2.5	Management’s Discussion and Analysis of the Corporation for the three months ended March 31, 2007 (9)
2.6	the Management Information Circular dated May 25, 2007 prepared in connection with the annual and special meeting of shareholders of the Corporation called for June 26, 2007 (10)
2.7	the material change report of the Corporation dated May 2, 2007 (11)
2.8	the material change report of the Corporation dated July 3, 2007 (12) .
2.9	the Management Information Circular dated August 8, 2007 prepared in connection with the special meeting of shareholders of the Corporation called for September 5, 2007 (13)
2.10	the press release dated August 8, 2007 with respect to the amendment of the Corporation’s credit facilities (14)
3.1	Consent of Raymond Chabot Grant Thornton LLP
3.2	Consent of Heenan Blaikie LLP
3.3	Consent of Shutts & Bowen LLP
4.1	Powers of Attorney (contained on the signature page of this Registration Statement)

(1) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(2) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(3) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(4) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(5) Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 2, 2007

(6) Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 2, 2007

(7) Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 2, 2007

(8) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 2, 2007

(9) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 2, 2007

(10) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 31, 2007

(11) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 8, 2007

(12) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on August 2, 2007

(13) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on August 10, 2007

(14) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on August 8, 2007

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement, as amended, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec on the 9th day of August, 2007.

INTERTAPE POLYMER GROUP INC.
By:	/s/Melbourne F. Yull Melbourne F. Yull Executive Director and Principal Executive Officer

POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Melbourne F. Yull and Eric E. Baker and each of them as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the Securities and Exchange Commission.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Date	Title

/s/Melbourne F. Yull Melbourne F. Yull	August 9, 2007	Executive Director and Director (Principal Executive Officer)
_______________________________ Eric E. Baker	August 9, 2007	Chairman of the Board
/s/H. Dale McSween H. Dale McSween	August 9, 2007	Director
/s/George J. Bunze George J. Bunze	August 9, 2007	Director
/s/Victor DiTommaso Victor DiTommaso	August 9, 2007	(Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of Intertape Polymer Group Inc. in Bradenton, Florida on the 9th day of August, 2007.

INTERTAPE POLYMER GROUP INC.
By:	/s/ Burgess H. Hildreth
	Name:	Burgess H. Hildreth
	Title:	Vice President Human Resources

INDEX TO EXHIBITS

1.1	Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Letko, Brosseau & Associates Inc. (1)
1.2	Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Brandes Investment Partners, L.P. (2)
1.3	Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Wells Capital Management, Inc. (3)
1.4

Standby Purchase Agreement dated July 30, 2007 by and between the Registrant and Eric E. Baker, Chairman of the Board of Directors, Melbourne F. Yull, Executive Director, Gregory A. Yull, President, Distribution Products, Andrew Archibald, C.A., former Chief Financial Officer, and Endurseaux Inc. (Christopher J. Winn, Secretary) (4)

.

2.1	the audited comparative consolidated financial statements of the Corporation, the notes thereto and the auditors’ report thereon for the fiscal year ended December 31, 2006 (5)
2.2	Management’s Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2006 (6)
2.3	the Annual Information Form of the Corporation dated April 2, 2007 for the fiscal year ended December 31, 2006 (7)
2.4	the unaudited comparative interim consolidated financial statements of the Corporation and the notes thereto for the three months ended March 31, 2007 (8)
2.5	Management’s Discussion and Analysis of the Corporation for the three months ended March 31, 2007 (9)
2.6	the Management Information Circular dated May 25, 2007 prepared in connection with the annual and special meeting of shareholders of the Corporation called for June 26, 2007 (10)
2.7	the material change report of the Corporation dated May 2, 2007 (11)
2.8	the material change report of the Corporation dated July 3, 2007 (12) .
2.9	the Management Information Circular dated August 8, 2007 prepared in connection with the special meeting of shareholders of the Corporation called for September 5, 2007 (13)
2.10	the press release dated August 8, 2007 with respect to the amendment of the Corporation’s credit facilities (14)
3.1	Consent of Raymond Chabot Grant Thornton LLP
3.2	Consent of Heenan Blaikie LLP
3.3	Consent of Shutts & Bowen LLP
4.1	Powers of Attorney (contained on the signature page of this Registration Statement)

(1) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(2) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(3) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(4) Incorporated by reference to the Registrant’s Form F-7 filed with the Commission on August 2, 2007

(5) Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 2, 2007

(6) Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 2, 2007

(7) Incorporated by reference to the Registrant’s Form 40-F filed with the Commission on April 2, 2007

(8) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 2, 2007

(9) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 2, 2007

(10) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 31, 2007

(11) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on May 8, 2007

(12) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on August 2, 2007

(13) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on August 10, 2007

(14) Incorporated by reference to the Registrant’s Form 6-K filed with the Commission on August 8, 2007

EXHIBIT 3.1

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We have issued our report dated March 17, 2007, accompanying the consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) for the year ended December 31, 2006 and 2005, which is incorporated by reference in the Registration Statement (Form F-7 dated August 2, 2007), as amended, and the related Short Form Prospectus relating to the issue of rights to subscribe for common shares of the Company.  We consent to the use of the aforementioned report incorporated by reference in the Registration Statement and related Short Form Prospectus.

/s/ Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montreal, Canada

August 9, 2007

EXHIBIT 3.2

   HEENAN BLAIKIE

Of  Counsel

The Right Honourable Pierre Elliott Trudeau, P.C., C.C., C.H., Q.C., FRSC

    (1984-2000)

The Right Honourable Jean Chretien, P.C., Q.C.

The Honourable Donald J. Johnston, P.C., Q.C. (1974-1996)

Pierre Marc Johnson, FRSC

Peter M. Blaikie, Q.C.

Andre Bureau, O.C.

August 9, 2007

Board of Directors

Intertape Polymer Group Inc.

We hereby consent to all references to this firm in the Registration Statement on Form F-7, as amended (the “Registration Statement”) filed by Intertape Polymer Group Inc. (the “Company”) under the Securities Act of 1933, as amended, and in the Short Form Prospectus made a part of the Registration Statement relating to the issuance of common shares of the Company.

Yours very truly,

/s/ Heenan Blaikie LLP

EXHIBIT 3.3

SHUTTS & BOWEN LLP

ATTORNEYS AND COUNSELORS AT LAW

(A PARTNERSHIP INCLUDING PROFESSIONAL ASSOCIATIONS)

 ________________

1500 MIAMI CENTER

201 SOUTH BISCAYNE BOULEVARD

MIAMI, FLORIDA 33131

TELEPHONE  (305) 358-6300

FACSIMILE (305) 381-9982

August 9, 2007

Board of Directors

Intertape Polymer Group Inc.

Gentlemen:

We hereby consent to all references to this firm in the Registration Statement on Form F-7, as amended (the “Registration Statement”) filed by Intertape Polymer Group Inc. (the “Company”) under the Securities Act of 1933, as amended, and in the Short Form Prospectus made a part of the Registration Statement relating to the issuance of common shares of the Company.

Yours very truly,

Shutts & Bowen LLP

/s/ Shutts & Bowen LLP